

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2015

Valentios Valentis
Chief Executive Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125
Greece

> **Re: Pyxis Tankers Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 4, 2015**
> **File No. 333-203598**

Dear Mr. Valentis:

   We have reviewed your responses to the comments in our letter dated August 14, 2015 and have the following additional comments.

<u>Certain Federal Income Tax Consequences of the Reverse Split, page 77</u>

1. We note your response to our prior comment 11 and reissue in part. We note that you continue to reference "certain federal income tax consequences" and "certain material U.S. federal income tax consequences" on page 77. Please revise this section to remove the term "certain."

<u>Opinion of GLC, page 84</u>

2. We note your response to our prior 6 and your revised disclosure on page 20 and reissue our comment in part. Please provide a more detailed summary of the analyses GLC performed to determine that the merger consideration is fair from a financial point of view to the LookSmart shareholders. In your description please include numeric calculations used by the financial advisors.

<u>Information with Respect to LookSmart, page 142</u>

<u>Status as an Emerging Growth Company, page 145</u>

3. We note that you added disclosure that you believe LookSmart will be an Emerging Growth Company. Please provide us with your analysis and clarify to us if you are

referring to LookSmart, Ltd. or LookSmart Group, Inc., after the spin-off. We may have further comment after we review your response.

<u>Security Ownership of Certain Beneficial Owners, page 166</u>

4. We note your response to our prior comment 12 and your revision. Please revise this disclosure to provide separate columns. One column should show the current beneficial ownership of LookSmart's shares, as of the most recent practicable date. The other column should disclose the beneficial ownership of shares of LookSmart Group, following the spin-off.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Sarah Williams, Esq.
Ellenoff Grossman & Schole LLP